UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-38766

MMTEC, INC.

(Translation of registrant’s name into English)

c/o MM Future Technology Limited

Room 2302, 23rd Floor

FWD Financial Center

308 Des Voeux Road Central

Sheung Wan, Hong Kong

Tel: +852 36908356

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

On December 12, 2024, MMTEC, Inc. issued a press release, included herewith as Exhibit 99.1, announcing that it expects to implement a 1-for-8 reverse stock split effective December 18, 2024, subject to the Company’s satisfaction of Nasdaq Operations notice requirements, with trading to begin on a split-adjusted basis at the market open on that day.

In connection with the reverse stock split, the Company filed a Second Amended and Restated Memorandum of Association, included herewith as Exhibit 3.1, with the Registry of Corporate Affairs of the British Virgin Islands on November 26, 2024 to reduce the authorized number of shares of the Company’s common stock from 5,000,000,000 shares to 625,000,000 shares, the reduction at the same ratio as its reduction in the issued and outstanding shares of common stock, and to increase the par value per share from $0.01 to $0.08. The Board of Directors of the Company approved the reverse stock split on November 21, 2024. No stockholders’ approval of the reverse stock split is required pursuant to BVI law.

The information, including Exhibit 99.1 hereto, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 and shall not be deemed incorporated by reference into any filing made under the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Exhibit No.	Description
3.1	Second Amended and Restated Memorandum of Association
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

MMTEC, INC.

By:	/s/ Min Kong
Min Kong Chief Financial Officer

Date: December 12, 2024

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